モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP

ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)

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03024325

July 7, 2003

Writer's Direct Dial Number
+81 3-3214-6712

By Messenger

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 JUL -9 AM 7:21

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Notice of Resolutions Adopted at the 15th Annual Meeting of Shareholders (the "Notice"). The Company distributed the Notice to its shareholders on June 27, 2003.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-111957

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP

ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6712, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,



Douglas Perkins

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Chuck Comey
Mitsutoshi Uchida

tk-111957

(Translation for reference only)

June 27, 2003

Dear Shareholders: 03 JUL -3 AM 7:21

Fujitsu Support and Service Inc.
26-1, Minami-oi 6-chome, Shinagawa-ku, Tokyo

President and CEO
Tatsuhiko Ohtaki

Notice of Resolutions Adopted at the 15th Ordinary General Meeting of Shareholders

This serves to notify you of the following report and resolutions which were made at the 15th Ordinary General Meeting of Shareholders of Fujitsu Support and Service Inc. (the "Company"), which was convened today.

Description

Reported Matters — Report on the Business Report, the Balance Sheet and the Statement of Income for the 15th Business Term (from April 1, 2002 to March 31,2003)
A report was given on the contents of these financial statements.

Resolved Items

First Item: Appropriation of Retained Earning of the 15th Business Term
This item was adopted as originally proposed, and a dividend was set at 5 yen per share.

Second Item: Amendment of a part of the Articles of Incorporation
This item was adopted as originally proposed. (Please refer to the section "Amendment of a part of the Articles of Incorporation" on the following page, to see the specific changes made and the reasons therefor.)

Third Item: Election of one Corporate Auditor
This item was adopted as originally proposed. Kuniaki Suzuki was elected to succeed Yoshihisa Nagano who resigned at the close of this Ordinary General Meeting. He assumed his office. The incumbent Corporate Auditor, Kazuhiko Kato, and the newly elected Corporate Auditor, Kuniaki Suzuki, are outside corporate auditors in accordance with Article 18(1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations."

Fourth Item : Payment of retirement allowances to retiring Member of the Board
This item was adopted as originally proposed. As a reward for his services during the term of his office, retirement allowances will be paid to the retiring Member of the Board, Akira Kuwahara, within a reasonable limit, in accordance with the regulations set by the Company. The matters concerning the actual amounts, timing and method of payment, etc. will be entrusted to the Board of Directors.

(Translation for reference only)

Amendment of a part of the Articles of Incorporation

The Articles of Incorporation were amended to extend the term of office of Corporate Auditors from three (3) years to four (4) years as required pursuant to "The Law to Amend a part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations" (Law No.149, 2001) which became effective on May 1, 2002, and establish the system of lapse of share certificates and reduce the quorum for a special resolution at the general meetings of shareholders, as allowed pursuant to "The Law to Amend a Part of the Commercial Code, etc." (Law No. 44, 2002) which became effective on April 1, 2003.

The Articles of Incorporation were amended to read as follows:

(The underlined portions in the amended parts.)

Before the amendment	After the amendment
Article 10. (Transfer Agent) 1. The Company shall have a transfer agent for its shares. 2. The transfer agent of the Company and its place of bushiness shall be designated by resolution of the Board of Directors. 3. The shareholders' register and the beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, acceptance of notifications of beneficial shareholders, preparation of beneficial shareholders' register, purchase of shares constituting less than one unit of shares and any other matters relating to shares shall be handled by the transfer agent, and not by the Company.	Article 10. (Transfer Agent) 1. (No changes.) 2. (No changes.) 3. The shareholders' register, the beneficial shareholders' register and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, acceptance of notifications of beneficial shareholders, preparation of beneficial shareholders' register, registration of lost share certificates, purchase of shares constituting less than one unit of shares and any other matters relating to shares shall be handled by the transfer agent, and not by the Company.
Article 15. (Method of Resolution) Resolutions at a general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.	Article 15. (Method of Resolution) 1. (No changes.)

(New Provision)	2. Resolutions at a general meeting of shareholders set forth in the Commercial Code in Article 343 shall be required to be passed by two-thirds (2/3) or more vote of the shareholders present who shall represent one-third (1/3) or more of the total number of voting rights of all shareholders.
Article 27. (Term of Office) 1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three (3) years after their assumption of office. 2. The term of office of a Corporate Auditor elected to fill a vacancy caused by a Corporate Auditor who has resigned before expiration of his term of office shall terminate upon expiry of the term of office of the resigned Corporate Auditor.	Article 27. (Term of Office) 1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office. 2. (No changes.)

Senior Management

This serves to notify you of the members of the senior management of the Company as at the close of this Ordinary General Meeting.

President and CEO	Tatsuhiko Ohtaki	Member of the Board	Kenzo Matsumoto
Executive Vice President	Taketoshi Ishii	Member of the Board	Tadao Kubodera
Senior Vice President	Yoshiichi Ueno	Member of the Board	Kyoichi Kutsuna
Senior Vice President	Toshihiro Sunohara	Member of the Board	Teruo Raku
Senior Vice President	Yasuo Ohi	Member of the Board	Kazuyuki Nishikawa
Senior Vice President	Tamotsu Hirai	Standing Corporate Auditor	Masashi Shiraki
Member of the Board	Shohei Matsubara	Standing Corporate Auditor	Hideki Igarashi
Member of the Board	Kazuo Gejo	Corporate Auditor	Kuniaki Suzuki
Member of the Board	Tatsuo Urakawa	Corporate Auditor	Kazuhiko Kato

---

Payment of the Year-End Dividend for the 15th Business Term

The year-end dividend for the 15th Business Term will be paid by means of the presentation of the enclosed "Postal Transfer Payment Notice." Please visit your nearest post office during the payment period (June 30 through July 31, 2003) to receive the payment.

Those persons who have specified a bank account or postal savings account for automatic transfer of the year-end dividend should verify to the "Year-End Dividend Calculation Sheet" and "Confirmation of the Dividend Direct Account Transfer Details" forms enclosed herewith.